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Immigrant-ownedEmployee-ownedWomen-owned
Anh55

Clothing Store

300 Summer St
Boston, MA 02210
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Early Investor Bonus: The investment multiple is increased to 1.55× for the next $75,000 invested.
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THE PITCH
Anh55 is seeking investment to open their location in Seaport.
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MEET ANH55
Anh55 Company is a small employee-owned profit-for-purpose social enterprise and an ESG clothing company startup created by Anh Vu Sawyer, a former refugee from Vietnam.
Anh55 provides exquisite, well-made bespoke and gender-neutral ready-to-wear clothes for clients of different ages while providing economic development to skilled refugees and immigrants in the Boston area.
Our designs and production are 90%+ zero-waste. Clothes for global citizens who want to do good, live well, and look good.
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OUR OFFERINGS

We specialize in ready-to-wear, high-quality, beautifully designed, and sustainable (ESG) clothing that is low maintenance and looks nice on different gender and age groups as well as custom made-to-measure and bespoke clothing for weddings and special formal events.

We are well respected for our bespoke service and are the only company that offers bespoke and custom-made services for private clients, weddings and special formal events in the Seaport and South Boston Waterfront neighborhoods, and arguably all of Massachusetts.
Our bespoke services range from $3,000 to $10,000 plus fabric cost. We have no local competitor for our bespoke service. The only bespoke tailor was in Cambridge, but he retired in 2018 after many years of working.
Our ready-to-wear clothes will cost an average of $300/garment (pants, tops/shirts, skirts). Coats and jackets are $450-$800/garment. This pricing is in line with local competitors.
These garments are of extremely high quality and designed to be timeless and long lasting..
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SUSTAINABILITY

Our goal- and our client's goal- is to keep and use our clothes longer, help to reduce consumption of fast fashion and carbon footprint, and directly impact the economic development for local marginalized populations. Sustainability is core to our mission.

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HIRING DIVERSE TALENT

We're committed to hiring Boston's women and minorities. As we grow, we look forward to hiring a larger staff and we are currently developing a co-op model.

We will contract 4-5+ ethnic minority refugees to embroider and weave labels.

These employees will be able to earn an income while learning a trade and improving English language skills.
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THE OPPORTUNITY

We hope that you will join us in our journey to bring gender-neutral, sustainable fashion to Boston.

Funds raised during this round will go towards securing and building out our location, as well as providing working capital.
Based on robust data of emerging gender neutral clothes and increase in demand for sustainable socially impact practices and low supply for similar products in the Boston area, with key team members' reputation of excellent work (sales, production, management, network), we expect 200% growth in the second year.
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MARKET AND COMPETITION

Anh55 caters to clients who live and work in the Seaport District, downtown, Beacon Hill, and South Boston waterfront districts. They heartily embrace a socially-impacting lifestyle and actively look for well-designed, eco-friendly, high-quality, and made-in-USA services and products.

Research indicates that while there is a strong following for eco-friendly products and "green" businesses, around 79% of consumers still wish brands and retailers would offer more eco-conscious styles.
We expect Boston will reflect the upward trend of the global ethical fashion market, expected to grow to $11.12 billion in 2027 at a CAGR of 8.0%.
Our customers hate fast fashion and greenwashing, and are well informed about current social and climate issues.
Our main competitor are Boston Seaport district's Eileen Fisher, Everlane, Patagonia, whose products are not gender neutral and sacrifice attractiveness and beauty for eco-friendliness.
While these are reputable brands, we differentiate ourselves as the only bespoke tailor in the area, with beautiful, gender-neutral, sustainable clothing.
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THE TEAM
Anh Vu Sawyer
Founder

Anh Vu Sawyer is Anh55's founder and president. Anh is a former Vietnamese refugee, who has 10 years in the garment industry business as the co-founder of Philip Sawyer Design (www.PhilipSawyer.com). As founder and CEO of Anh55, founded in Jan 2023, Anh will be in charge of sales, finance, design, marketing, and public relations. Anh has 20 years of experience serving immigrants, refugees, low-income families and ethnic minorities in Asia and the US. From 2012-2022, Anh was the ED of the Southeast Asian Coalition of Massachusetts (SEAC). Her organization assisted immigrants and refugees from all over the world to successfully integrate and access opportunities to rebuild their lives while preserving their cultural heritage. During her directorship, SEACMA provided services to 20,000 client contacts annually, including more than 200 clients employed.

Since the pandemic, Anh helped 11 minority and women-owned small businesses to obtain grants and open during the pandemic. They are still thriving. She was inspired by MA and Boston's economic development efforts and ESG policy but found many Asian and minority entrepreneurs are reluctant to start a business and would put up with low wages and poor working conditions. Leaning on her past experience in the garment industry and her firm belief in investing in the human capital of displaced people who possess some of the world's most beautiful embroidering and weaving cultural heritage, Anh decided to retire from her job in 2022 to start Anh55, a social impact small business. Anh believes her new endeavor will be helpful to other women and minority-owned businesses while helping Asian American ethnic minorities to preserve their cultural weaving and embroidering heritage.

Anh received numerous awards, including the MIT Innovation Award, Massachusetts Non-Profit Network Excellence Award, Boston Globe's Everyday Heroes, and Worcester Business Journal Hall of Fame (Central Massachusetts business professionals who most effectively leverage their power to have an outsized influence on the region's economy and community).

Philip Sawyer
COO

Philip Sawyer is the COO of Anh55 and president of Philip Sawyer Designs (www.philipsawyer.com). Philip is a professor at the Rhode Island School of Design and has 30 years of experience in design, pattern making and fine sewing techniques. Since 2009, he has had a loyal following of private and bespoke clientele. In addition to providing his excellent bespoke and custom-made services for wedding and formal events, Philip will direct Anh55's sample making, patternmaking, production, fabric selection and fine-sewing technique training. In 2012, he authored "History and Design of Men's Suit". In 2021-2022, Philip and Anh collaborated with Professor Jasmina Burek, UMass Lowell, on research on sustainable practices.
https://www.uml.edu/office-sustainability/practices/purchasing/clothing.aspx

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PRESS
WBJ Hall of Fame: Sawyer is driven by love

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $69,937

Mainvest Compensation $5,063

Total $75,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,010,000	$2,080,599	$2,226,241	$2,337,552	$2,407,678
Cost of Goods Sold	$101,000	$208,060	$222,623	$233,754	$240,766
Gross Profit	$909,000	$1,872,539	$2,003,618	$2,103,798	$2,166,912

EXPENSES

Production/Manufacturing	$202,000	$416,120	$3,782	$3,876	$3,972
Coop Contract	$33,670	$69,360	$74,215	$77,925	$80,262
Wages	$207,000	$350,000	$350,000	$350,000	$350,000
Rent	$36,000	$36,000	$36,000	$36,000	$36,000
Other Operating Expenses	$63,850	$65,446	$67,082	$68,759	$70,477
Operating Profit	$366,480	$935,613	$1,472,539	$1,567,238	$1,626,201

This information is provided by Anh55. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $75,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends June 28th, 2023

Summary of Terms

Legal Business Name BeTu Clothing

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.55×

Investment Multiple 1.45×

Business's Revenue Share 1%-1.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Historical milestones

Anh55 has been operating since Jan 2023 and has since achieved the following milestones:

Opened location in Boston, MA

Secured funding for a 3-year lease

Acquired 11 sewing machinery

Acquired 200-client list from the previous company

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of June 30, 2023, Anh55 has debt of $0 outstanding and a cash balance of $1,000. Anh55 may require additional funds from alternate sources at a later date.

No operating history

Anh55 was established in Jan 2023. Accordingly, there are limited financial statements and information for investors to review. However, Anh55's founder, Anh Vu Sawyer, has 20 years of socially impactful for-profit and nonprofit, and 10 years of experience in the clothing industry, sales, and marketing. Anh55's COO, Philip Sawyer, has 40 years of bespoke tailoring, pattern making and an instructor at the Rhode Island School of Design

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Anh55 to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Anh55 operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Anh55 competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Anh55's core business or the inability to compete successfully against the with other competitors could negatively affect Anh55's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Anh55's management or vote on and/or influence any managerial decisions regarding Anh55. Furthermore, if the founders or other key personnel of Anh55 were to leave Anh55 or become unable to work, Anh55 (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Anh55 and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Anh55 is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Anh55 might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Anh55 is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Anh55

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Anh55's financial performance or ability to continue to operate. In the event Anh55 ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Anh55 nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Anh55 will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Anh55 is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Anh55 will carry some insurance, Anh55 may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Anh55 could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Anh55's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Anh55's management will coincide: you both want Anh55 to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Anh55 to act conservative to make sure they are best equipped to repay the Note obligations, while Anh55 might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Anh55 needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Anh55 or management), which is responsible for monitoring Anh55's compliance with the law. Anh55 will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Anh55 is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Anh55 fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Anh55, and the revenue of Anh55 can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Anh55 to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Anh55. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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